SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

OXFORD GLYCOSCIENCES PLC
(Name of Subject Company)

OXFORD GLYCOSCIENCES PLC
 (Name of Person(s) Filing Statement)

Ordinary Shares, par value £0.05 per share and
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

(Ordinary Shares)
691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Ilett
Company Secretary
Oxford GlycoSciences Plc
The Forum, 86 Milton Park
Abingdon
United Kingdom OX14 4RY
011 44 1235 208 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
John J. McCarthy, Jr.
Davis Polk & Wardwell
99 Gresham Street
London
United Kingdom, EC2V 7NG
011 44 20 7418 1300

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2003 (as amended, the “Schedule 14D-9”) by Oxford GlycoSciences Plc, an English company (the “Company”), relating to the tender offer by Celltech Group plc, an English company (the “Offeror”), to purchase all of the issued and outstanding ordinary shares, par value (pound)0.05 per share of the Company (the “Shares”) and the American Depositary Shares of the Company (the “ADSs”), each representing one Share and evidenced by American Depositary Receipts (the “ADRs”), for (pound)1.82 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 1, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on March 3, 2003 by the Offeror (as amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Schedule 14D-9.

Item 9.  Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit 46	Press release dated April 17, 2003.*

*Filed herewith.

SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OXFORD GLYCOSCIENCES PLC
By:	/s/ Denis Mulhall

	Name:	Denis Mulhall
	Title:	Chief Financial Officer

Dated:	April 17, 2003